UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2008
Commission file number 0-12602
MAKITA CORPORATION

(Translation of registrant’s name into English)
3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑  Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION

(Registrant)
By:	/s/ Masahiko Goto
Masahiko Goto
President and Representative Director

Date: April 30, 2008

For immediate release
April,30, 2008

Company name:	Makita Corporation
Representative:	Masahiko Goto, President
Code number:	6586
Notification Regarding the Opening of Bulgarian Sales Subsidiary
          Makita Corporation (Head office: Anjo, Aichi Prefecture, Japan; President: Masahiko Goto; Capital: JPY24, 206 million) has established MAKITA BULGARIA EOOD, a sales subsidiary in Sofia, Bulgaria, and will start business from June.
          At present, the Austrian sales subsidiary (Makita Werkzeug Gesellschaft m.b.H.; President: Shinji Harada; Head office: Vienna; Established: August 1981; Capital: 12 million euros) acts as a sales intermediary and provides maintenance services for power tools sold in Bulgaria. The economic growth of future Bulgaria is expected by the EU accession in 2007, Makita is working to improve its distribution systems for products and parts supply as well as its after-sales service capabilities through the establishment of a subsidiary.
          Following the establishment of its Bulgarian Sales Subsidiary, Makita Corporation now has 44 subsidiaries outside Japan, with 25 of these located in the European region.
          The outline of the new company is as follows.

Outline of the New Subsidiary
(1)Company name	MAKITA BULGARIA EOOD
(2)Location	Street Sofia circle road, No.373, Sofia, Bulgaria
(3)Representative	Choji Arakawa
(4)Capital	About 500,000 euros (about 80 million yen)
(5)Type of investment	The full amount of capital was paid in by Makita International Europe Ltd., a wholly owned subsidiary of Makita Corporation.
(6)Establishment	February 18, 2008
(7)Operating Start	June 2008 (schedule)
(8)Number of employees	7 at the time of start-up
(9)Description of business	Sales of electric power tools in Bulgaria and provision of maintenance services.